FINAL-- FOR RELEASE

 NAVIOS MARITIME HOLDINGS, INC. ENTERS INTO AGREEMENT FOR EXCLUSIVE NEGOTIATION
                      RIGHTS FOR ACQUISITION OF KLEIMAR NV

PIRAEUS, Greece Dec. 22, 2006--Navios Maritime Holdings Inc. (Nasdaq: BULK,
BULKU, BULKW) ("Navios"), a large, global, vertically integrated seaborne shipping company, announced today that it has entered into a agreement providing for an exclusive period to negotiate a definitive agreement to acquire all of the shares of Kleimar NV (Kleimar). Kleimar is a maritime transportation company focused primarily on the Capesize sector with an extensive Contract of
Affreightment business transporting cargo to China.

There can be no assurance that the parties will successfully negotiate and execute a mutually acceptable definitive agreement. In addition, even if such an agreement is executed, it is anticipated that closing would be subject to additional conditions.

ABOUT NAVIOS MARITIME HOLDINGS INC.
Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end- users, ship owners, and charterers. Navios also owns and operates a port/storage facility in
Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.
Navios' stock is listed in the NASDAQ's National Market System where its Common
Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW", respectively. Risks and uncertainties are described in reports filed by Navios
Maritime Holdings Inc. with the United States Securities and Exchange
Commission.

SAFE HARBOR
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.
The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
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